TAHOE REPORTS RECORD RESULTS IN FIRST QUARTER 2017

  Record cash flow provided by operating activities before changes in working capital of $132.9 million or $0.43 per share

  Record earnings of $74.7 million ($0.24 per share) and adjusted earnings of $75.1 million ($0.24 per share)

  Record revenues of $251.0 million reflects strong sales volumes and silver prices

  Gold and silver production and costs compare favourably to 2017 guidance

  Growth projects on track

VANCOUVER, British Columbia – May 2, 2017 – Tahoe Resources Inc. (“Tahoe” or the “Company”) (TSX: THO, NYSE: TAHO) today announced financial and operating results for the first quarter of 2017 (“Q1 2017”), including strong production and cost results from both silver and gold operations, record quarterly cash flow and earnings and continued progress advancing key development projects. The Company’s balance sheet remained strong, with cash and cash equivalents of $175.4 million at March 31, 2017.

Highlights of results for Q1 2017 are provided below.

Another excellent quarter at Escobal – Tahoe reported total silver production in Q1 2017 of 5.7 million ounces driven by strong results at Escobal. Q1 2017 silver production was 17% higher than the previous quarter and the highest quarterly production since Q1 2016 (5.7 million ounces). Total cash costs and all-in sustaining costs (“AISC”) were $5.72 and $8.11 per ounce of silver produced, net of byproduct credits, respectively, better than the $6.48 and $9.76 per ounce recorded in Q4 2016 and well below the full-year target ranges included in the Company’s 2017 guidance.

Strong results from all three gold operations – Q1 2017 gold production totaled 119.1 thousand ounces, compared to record production of 119.9 thousand ounces in Q4 2016. Production and costs in Q1 2017 reflected strong results at all of the Company’s mines, as well as a one-time addition of 9.0 thousand ounces related to a change at La Arena and Shahuindo to report production as ounces recovered versus ounces poured. The reporting change had no impact on gold sales. Total cash costs and AISC averaged $574 and $860 per ounce in Q1 2017, which compared to $594 and $945, respectively, in the previous quarter. Excluding the impact of the change, total cash costs and AISC in Q1 2017 were $623 and $933 per ounce, well below the target ranges included in full-year 2017 guidance.

Record earnings and cash flow per share driven by record revenue and low costs – Q1 2017 cash flow provided by operating activities before changes in working capital was a record $132.9 million or $0.43 per share, and represented increases of 78% and 79%, respectively, from the previous quarter. Earnings and adjusted earnings in Q1 2017 were a record $74.7 million and $75.1 million, respectively, and were both $0.24 on a per share basis. The results compared to earnings of $0.3 million or $0.00 per share and adjusted earnings of $18.4 million or $0.06 per share in Q4 2016. Record cash flow and earnings largely resulted from a 33% increase in revenues compared to Q4 2016, to a record $251.0 million in Q1 2017. The increase in revenues reflected record gold sales of 115.9 thousand ounces, as well as increases in silver sales and the realized price for silver of 24% and 33%, respectively, from Q4 2016 levels.

Growth plans remain on track – Capital expenditures in Q1 2017 totaled $48.6 million, of which $33.1 million was for sustaining capital expenditures and $15.5 million was related to project capital. Exploration expenditures in Q1 2017 totaled $4.2 million. Capital and exploration expenditures were lower in the first quarter than the expected average for the year due to the lag time between ordering, completions and the normal billing cycle, the schedule for receipt of permits and commencing work programs and the impact of minor delays due to heavy rains at Shahuindo. Expenditure levels are expected to increase over the balance of 2017 as the Company works towards completing expansion projects at Shahuindo and the Bell Creek mine in mid-2018 and undertakes exploration programs at a number of high-potential targets. Industry-leading dividend – $18.7 million was paid in dividends to shareholders in Q1 2017, including $3.9 million in share-based dividends.

Ron Clayton, President and CEO of Tahoe, commented: “We are off to a great start in 2017, with record cash flow per share as well as earnings and adjusted earnings in the first quarter largely driven by strong operating results at all of our mines. Total silver production was 5.7 million ounces for the quarter with per ounce costs averaging well below our target ranges for the year. Turning to gold, we were very pleased with the results from all of our gold mines, with each operation’s production and costs coming in at, or better than, expected levels. Equally important, at quarter end we remained well positioned to achieve our growth targets, including producing at least a half million ounces of gold in 2019 at AISC averaging below $1,000 per ounce.

“Looking at the remainder of 2017, our full-year 2017 production and cost guidance for both silver and gold remains unchanged as production and per ounce costs are expected to be more in line with target levels over the balance of the year. The pace of both capital and exploration expenditures has increased on schedule in the second quarter as we move towards completing the initial circuit of our crushing and agglomeration plant at Shahuindo in the second half of this year and advance work to expand Shahuindo to 36,000 tonnes per day and Bell Creek mine to 80,000 ounces per year by late 2018.”

Performance Against 2017 Guidance

In Q1 2017, the Company performed well against all of its 2017 guidance. The table below provides Tahoe’s 2017 guidance as well as the related Q1 2017 performance. For a review of performance against each operations’s guidance, see the Review of Operations section later in this press release.

$ millions unless otherwise indicated	2017 Guidance	Q1 Performance
Silver production (moz)	18-21	5.7
Gold production (koz)(2)	375-425	119.1
Total cash cost per silver oz produced ($/oz)(3)(4)(5)(6)(7)	$7.00-$8.00	$5.72
AISC per silver oz produced ($/oz)(2)(3)(4)(5)(6)(7)	$9.50-$10.50	$8.11
Total cash cost per gold oz produced ($/oz)(4)(7)	$700-$750	$574
AISC per gold oz produced ($/oz)(4)(7)	$1,150-$1,250	$860
Sustaining capital (incl. capitalized drilling)	$160-$175	$33.1
Project capital	$150-$175	$15.5
Exploration expense	$35-$45	$4.2
Corporate G&A(8)	$45-$55	$11.7

(1)	See “Forward-Looking Statements” and “Cautionary Note on Non-GAAP Financial Measures” at the end of this press release.
(2)	Gold production range of 375 to 425 thousand ounces includes gold ounces produced in concentrate from the Escobal mine.
(3)	Assumes the following metals prices: $1,250/oz gold; $0.90/pound lead; $0.90/pound zinc.

(4)	Total cash costs and AISC are presented net of by-product credits.
(5)	Assumes payable by-product metal production: 10,190 oz gold; 16,332 thousand pounds lead; 23,109 thousand pounds zinc.
(6)	Silver cost guidance assumes a 1% statutory royalty and a 4.5% voluntary and private royalty on all silver sales above $16/oz.
(7)	All per ounce costs are based on silver ounces contained in concentrates (silver) and gold ounces produced.
(8)	Corporate G&A includes non-cash, stock-based compensation.
(9)	Numbers may not add due to rounding.

Cost guidance for 2017 was calculated based on certain commodity and currency assumptions. The table below includes a calculation of the impact of an increase or decrease in these assumptions on total cash costs and AISC:

	2017 Guidance	Change (+/-)	Impact (+/-)
Commodity assumptions
Silver ($/oz)	$17.50	$1.00/oz	N/A
Gold ($/oz)	$1,250	$100/oz	$0.05/oz silver
Lead ($/lb)	$0.90	10%	$0.10/oz silver
Zinc ($/lb)	$0.90	10%	$0.10/oz silver
Diesel (US$/gal)	$2.00	10%	$0.10/oz silver
			$7/oz gold
Currency assumptions
CAD/USD	$1.25	1%	$3/oz gold
Guatemalan quetzal/USD	7.65	1%	$0.02/oz silver
Peruvian sol/USD	3.4	1%	$2/oz gold

REVIEW OF OPERATIONS

Silver Operations

Escobal

$ millions unless otherwise indicated	2017 Guidance	Q1/17	Q4/16	Q1/16
Silver Production (moz)	18-21	5.6	4.8	5.7
Total cash cost per silver oz ($/oz)	$7.00-$8.00	$5.72	$6.48	$4.51
AISC per silver oz produced ($/oz)	$9.50-$10.50	$8.11	$9.76	$5.97
Sustaining capital	$35-$38	$9.9	$10.3	$4.2
Project capital	-	-	$0.6	$1.1

Mill throughput averaged 4,332 tonnes per day (“tpd”) during Q1 2017. The mill processed a total of 0.4 million tonnes at an average silver head grade of 520 grams per tonne (“g/t”) with an average silver recovery of 86% during the quarter. The mine produced metal concentrates containing 5.6 million payable ounces of silver, 2,500 ounces of gold, 2,200 tonnes of lead and 3,200 tonnes of zinc in Q1 2017. Silver production for the quarter compared favourably to full-year 2017 guidance and was 17% higher than the previous quarter and largely in line with Q1 2016 levels.

A total of 5.5 million ounces of silver in concentrate were sold in Q1 2017, which was approximately one million ounces more than was sold in Q4 2016 and Q1 2016. Concentrate sales during the quarter generated $113.1 million in revenues at mine operating costs of $53.5 million resulting in mine operating earnings of $59.6 million.

Total cash costs net of by-product credits for Q1 2017 were $5.72 per ounce, while AISC were $8.11 per ounce. Per ounce silver costs averaged below the target ranges included in the Company’s full-year 2017 guidance and improved from Q4/16. Total cash costs in Q1 2017 were $1.21 per ounce or 27% higher than in Q1 2016, while AISC increased by $2.14 per ounce or 36% from the same quarter a year earlier. The increase in total cash costs and AISC was primarily the result of an additional $5.3 million in royalty expense during Q1 2017 as a result of the finalization of sales above the $16.00 per ounce threshold when compared to Q1 2016. AISC were also impacted by a $5.8 million increase in sustaining capital.

Sustaining capital expenditures in Q1 2017 totaled $9.9 million, which compared to $10.3 million in Q4 2016 and $4.1 million in Q1 2016. Work continued during Q1 2017 on a program to dewater future underground production areas. A series of dewatering wells are being collared on the 1190 sublevel, currently the lowest production level, to dewater compartmentalized water-bearing zones in advance of primary ramp development to access the lower half of the Central Zone. The first two wells have been completed and are producing approximately 160 gallons per minute as hydrogeologic modeling predicted. The third and fourth wells of the series are in progress and nearing completion.

The first component of the newly constructed primary underground pump station, designed to handle clean water pumped from the underground dewatering wells, was commissioned in March 2017. The second component of the pump station, which will handle water impacted by mining operations, is scheduled for completion in Q2 2017. The pump station design and piping scheme maintains separation of clean water from impacted water to minimize the need for water treatment prior to discharge and to provide additional clean make-up water for operations as needed.

Underground ramp, sublevel and stope development continued to advance in support of the life-of-mine production schedule, with approximately 2,500 metres of development and 36,000 metres of longhole production drilling completed in Q1 2017.

Project capital expenditures in Q1 2017 totaled $nil, a $0.6 million decrease from the previous quarter and a reduction from $1.1 million in Q1 2016 when the mine completed construction of a new paste fill plant.

Gold Operations

La Arena

$ millions unless otherwise indicated	2017 Guidance	Q1/17	Q4/16	Q1/16
Gold production (koz)	145-155	53.0	58.4	46.6
Total cash cost per gold oz ($/oz)	$750-$800	$513	$516	$638
AISC per gold oz produced ($/oz)	$1,000-$1,100	$683	$786	$825
Sustaining capital	$25-$27	$5.9	$13.6	$4.6
Project capital	-	-	$0.1	-

Production in Q1 2017 totaled 3.4 million tonnes of ore sent to the leach pad at an average gold grade of 0.53 g/t containing 57.9 thousand gold ounces.A total of 53.0 thousand ounces of gold were produced during Q1 2017 at an average gold recovery rate of approximately 86%. Of the 53.0 thousand ounces produced in Q1 2017, 6.6 thousand ounces related to the one-time impact from the initial recognition of gold in-carbon in production. Q1 2017 production compared to production of 58.4 thousand ounces in Q4 2016 when a total of 4.5 million tonnes of ore was sent to leach pads, and 46.6 thousand ounces in Q1 2016.

Q1 2017 gold sales totaled 48.9 thousand ounces, which compared to sales of 53.0 thousand ounces in Q4 2016 and 46.1 thousand ounces in Q1 2016. Gold sales in Q1 2017 generated $59.0 million in revenues at mine operating costs of $31.6 million resulting in mine operating earnings of $27.5 million.

Total cash costs net of by-product credits for Q1 2017 were $513 per ounce, while AISC were $683 per ounce. Excluding the impact of the change to report production based on ounces recovered, total cash costs for the quarter averaged $586 per ounce, while AISC averaged $781 per ounce, with both measures being well below the target ranges included in full-year 2017 guidance.

Sustaining capital expenditures in Q1 2017 totaled $5.9 million, which compared to $13.6 million in Q4 2016, when significant leach pad and waste dump extension work was completed, and $4.6 million in Q1 2016. Sustaining capital expenditures in Q1 2017 mainly related to the continued extensions of leach pad and waste dumps.

Shahuindo

$ millions unless otherwise indicated	2017 Guidance	Q1/17	Q4/16
Gold production (koz)	65-85	19.7	13.8
Total cash cost per gold oz ($/oz)	$750-$800	$582	$989
AISC per gold oz produced ($/oz)	$1,600-$1,700	$870	$1,513
Sustaining capital	$50-$55	$2.7	$2.3
Project capital	$75-$85	$5.7	$9.2

Commercial production commenced at Shahuindo effective May 1, 2016. Production from the Shahuindo pit in Q1 2017 totaled 1.4 million tonnes of ore at an average strip ratio of 0.80. A total of 1.0 million tonnes at an average gold grade of 0.64 g/t containing 20.3 thousand gold ounces were placed on the leach pads during Q1 2017. During Q1 2017, production at Shahuindo totaled 19.7 thousand ounces of gold (including 2.4 thousand ounces related to the change to record production based on ounces recovered). Contributing to a 5.9 thousand ounces increase in production compared to the previous quarter was 43% more tonnes being placed on the pads, which was only partially offset by a lower average grade (0.89 g/t in Q4 2016 versus 0.64 g/t in Q1 2017).

At total of 15.7 thousand ounces of gold in doré were sold in Q1 2017, which compared to 12.9 thousand ounces the previous quarter. Q1 2017 gold sales generated $19.4 million in revenues at mine operating costs of $17.4 million resulting in mine operating earnings of $2.1 million.

Total cash costs and AISC for Q1 2017 were $582 and $870 per ounce, respectively ($664 and $992 per ounce after the impact of the change in production reporting), well below the target ranges included in the Company’s 2017 guidance and significantly lower than the comparable levels in Q4 2016. The reduction in total cash costs was mainly due to higher volumes in Q1 2017, with lower AISC also resulting from reduced sustaining capital expenditure levels.

Sustaining capital expenditures in Q1 2017 totaled $2.7 million compared to $2.3 million in Q4 2016. The construction of the major storm events pond was completed in January 2017 with a total capacity of 45,000 cubic metres. Additionally, two settling ponds of 15,000 cubic metres each were constructed to minimize the suspended solids and to increase the current water storage capacity.

The construction of the base platform and preparation of the foundation for the South waste rock dump was completed during Q1 2017 for use beginning in April 2017. The South waste rock dump has sufficient capacity to accommodate waste rock material mined from the Shahuindo pit through Q4 2018.

Project capital expenditures in Q1 2017 totaled $5.7 million, which compared to $9.2 million in Q4 2016. The $5.7 million of project expenditures in Q1 2017 related to the initial 12,000 tpd crushing and agglomeration circuit. The Company completed the permitting process and began construction of the Phase I plant during the quarter. Approximately $20.0 million of the $80 million total project budget for the crushing and agglomeration plant had been spent to March 31, 2017. Of the remaining amount, the Company has $13.0 million in commitments with the balance expected to be incurred from Q2 2017 through Q3 2018. Based on the timing of scheduled construction activities associated with crushing and agglomeration and leach pads, the timing of the permits that have been received and minor delays due to heavy rains during Q1 2017, capital expenditures are expected to be higher over the next seven quarters as compared to Q1 2017. The project remains on schedule and budget to achieve the full 36,000 tonne per day production rate in the second half of 2018, providing an expected 80% ultimate gold recovery, in line with the pre-feasibility study.

Timmins Mines

$ millions unless otherwise indicated	2017 Guidance	Q1/17	Q4/16
Gold production (koz)	165-185	43.9	45.3
Total cash cost per gold oz ($/oz)	$650-$700	$645	$575
AISC per gold oz produced ($/oz)	$1,000-$1,100	$1,070	$976
Sustaining capital	$50-$55	$14.6	$15.7
Project capital	$75-$85	$9.8	$9.3

The Company’s Timmins mines consist of two mining operations, Bell Creek and Timmins West, both of which feed the Bell Creek Mill. These assets were acquired on April 1, 2016. During Q1 2017, 0.3 million tonnes (3,521 tpd) were processed with an average gold feed grade of 4.46 g/t and a process recovery rate averaging 97%. A total of 43.9 thousand gold ounces were recovered during Q1 2017, which compared to 45.3 thousand ounces in Q4 2016, the highest quarterly production since the acquisition of the Timmins mines.

A total of 49.4 thousand ounces of gold in doré were sold in Q1 2017. Gold sales during the quarter generated $59.5 million in revenues at mine operating costs of $44.4 million resulting in mine operating earnings of $15.0 million.

Total cash costs and AISC for Q1 2017 were $645 and $1,070 per ounce, respectively. AISC was impacted by on-going capitalized ramp and sub-level development advancements during the quarter.

Sustaining capital expenditures in Q1 2017 totaled $14.6 million similar to the $15.7 million recorded in Q4 2016. During Q1 2017, underground ramp and sublevel development at both Timmins West and Bell Creek continued in support of the life-of-mine production schedules, with 5,364 metres of total development completed during the quarter. At Timmins West, infrastructure development at the 144 Gap deposit advanced, including ramp, raise and lateral development to access the resource.Underground infill and definition drilling completed at both mines in Q1 2017 to improve resource/reserve definition totaled 51,129 metres.

Project capital expenditures in Q1 2017 totaled $9.8 million compared to $9.3 million in Q4 2016. Of this amount, $8.8 million related to the Bell Creek Shaft Project. Lateral development for the Bell Creek Shaft Project on four of five horizons was completed during Q1 2017. The focus of work has now shifted to the 1040 metre level and reaching shaft bottom in order to commence the last section of the vertical development. Vertical development progressed well during Q1 2017. The benching of the raise from the 300 metre level to the 535 metre level commenced as well as the raise from the 790 metre level up towards the 535 metre level using the mechanized raise climbing method. Shaft rehabilitation work also progressed well in Q1 2017. Construction started on the internal sinking plant on the 240 metre horizon. Engineering and procurement continued on schedule with all permanent material available on plan. Surface infrastructure work continued in the quarter with the new administration complex progressing well.

Of the $80 million total budget for the Bell Creek Shaft Project, approximately $18.9 million had been spent to March 31, 2017. Of the remaining amount, the Company had $12.7 million in commitments with the balance expected to be spent in 2017 and 2018. The project remains on schedule and budget.

Exploration

Exploration expenditures in Q1 2017 totaled $4.2 million. Of this amount, $2.5 million was incurred in Canada, where a total of 31,666 metres of drilling was completed. Close to half of total metres were drilled at the Fenn-Gib project, where the Company is targeting the release of a Preliminary Economic Assessment before the end of 2017. Other areas of focus for exploration drilling during the quarter included: continued testing of the down-plunge extension of the Timmins Deposit Fold Nose at Timmins West Mine; drilling along a potential new mineralized trend identified at the 144 South zone on the 144 Trend; drilling along strike at Bell Creek and to test depth extensions at the Schumacher and Vogel properties to the east of Bell Creek; and drilling at Whitney to test both shallow open-pit and deep underground targets.

Exploration expenditures in Peru in Q1 2017 totaled $1.4 million. Exploration work at Shahuindo during the quarter focused on step-out drilling to define the margins of the current resource and identify new zones outside of the current planned pit. This drilling was focused on the San Jose and the La Chilca zones on the extreme northwest margin of the Shahuindo resource and the Pampa Arenas zone east of the current starter pit. Recent drilling at La Chilca has confirmed mineralization 400 metres northwest of the current Shahuindo pit limit. Drilling in the San Jose zone added definition to the existing geologic model.

In addition, reconnaissance work continued during Q1 2017 in areas north and northwest of Shahuindo to identify additional early-stage district targets. Trenching in the Tabacos, Alisos and Azules zones 1.2 to 1.5kms north of Shahuindo exposed wide zones of mineralization within oxidized sandstone host rocks. The north zone has received little to no prior drilling and offers the potential to significantly influence the Shahuindo resource and mine plan. Drilling at these early-stage exploration targets is planned as permits are received in 2017.

No drilling was carried out during Q1 2017 at La Arena. Planning continued for extensional and metallurgical drilling at the Phase II project, which is expected to commence in Q2 2017.

Exploration expenditures in Guatemala in Q1 2017 totaled $0.3 million and mainly related to continued drilling between the Central and East Escobal zones.

Conference Call

Tahoe’s senior management will host a conference call and webcast to discuss the Q1 2017 results on Wednesday, May 3, 2017 10:00 a.m. ET (7:00 a.m. PT). To join the call please dial 1-800-319-4610 (toll free from Canada and the U.S.) or +1-604-638-5340 (from outside Canada and the U.S.). The webcast will be available on the Company’s website at www.tahoeresources.com, as will a recording of the call later in the day.

Complete financial results for Q1 2017 including the Company’s management discussion and analysis and other filings will be filed on SEDAR (www.sedar.com) and on the Company’s website. Hard copies may be requested, free of charge, by calling 416-703-6298 or by emailing investors@tahoeresources.com.

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate mines to world standards, to pay significant shareholder dividends and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

Qualified Person Statement

Technical information in this press release has been approved by Charlie Muerhoff, Vice President Technical Services, Tahoe Resources Inc., a Qualified Person as defined by NI 43-101.

For further information, please contact:

Tahoe Resources Inc.
Mark Utting, Vice President, Investor Relations
investors@tahoeresources.com
Tel: 416-703-6298

CAUTIONARY NOTE ON NON-GAAP FINANCIAL MEASURES

The Company has included certain non-GAAP financial measures throughout this document which include total cash costs, total production costs, all-in sustaining costs per silver and per gold ounce (“all-in sustaining costs”), adjusted earnings and adjusted earnings per share. These measures are not defined under IFRS and should not be considered in isolation. The Company’s Escobal mine produces primarily silver in concentrates with other metals (gold, lead and zinc), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue and is therefore considered “byproduct”. The Company’s La Arena, Shahuindo and Timmins mines produce primarily gold with other metals (primarily silver), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue and is therefore considered byproduct. The Company believes these measures will provide investors and analysts with useful information about the Company’s underlying earnings, cash costs of operations, the impact of byproduct credits on the Company’s cost structure and its ability to generate cash flow, as well as providing a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures.

Consolidated adjusted earnings (loss) and consolidated adjusted earnings (loss) per share The Company has adopted the reporting of consolidated adjusted earnings (loss) (“adjusted earnings (loss)”) and consolidated adjusted earnings (loss) per share (“adjusted earnings (loss) per share”) as a non-GAAP measure of a precious metals mining company’s operating performance and the ability to generate cash flow from operations. This measure has no standardized meaning and the Company’s presentation of adjusted measures are not meant to be substituted for GAAP measures of consolidated earnings (loss) or consolidated earnings (loss) per share and should be read in conjunction with such GAAP measures. Adjusted earnings (loss) and adjusted earnings (loss) per share are calculated as earnings (loss) excluding i) non-cash impairment losses and reversals on mineral interest and other assets, ii) unrealized foreign exchange gains or losses related to the revaluation of deferred income tax assets and liabilities on non-monetary items, iii) unrealized foreign exchange gains or losses related to other items, iv) unrealized gains or losses on derivatives, v) non-recurring provisions, vi) gains or losses on sale of assets and vii) any other non-recurring adjustments and the related tax impact of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Non-recurring adjustments from unusual events or circumstances are reviewed periodically based on materiality and the nature of the event or circumstance. The Company calculates adjusted earnings (loss) and adjusted earnings (loss) per share on a consolidated basis.

Total cash costs and total production costs

The Company reports total cash costs and total production costs on a silver ounce and a gold ounce produced basis for the Escobal mine and the La Arena, Shahuindo and Timmins mines, respectively. The Company follows the recommendation of the cost standard as endorsed by the Silver Institute (the “Institute”) for the reporting of cash costs (silver) and the generally accepted standard of reporting cash costs (gold) by precious metal mining companies. The Institute is a nonprofit international association with membership from across the silver industry. The Institute serves as the industry’s voice in increasing public understanding of the many uses and values of silver. This remains the generally accepted standard for reporting cash costs of production by precious metal mining companies. Total cash costs and total production costs are divided by the number of silver ounces contained in concentrate or gold ounces recovered from the leach pads to calculate per ounce figures. When deriving the production costs associated with an ounce of silver or gold, the Company deducts byproduct credits from sales which are incidental to producing silver and gold.

All-in sustaining costs

The Company has also adopted the reporting of all-in sustaining costs as a non-GAAP measure of a precious metals mining company’s operating performance and the ability to generate cash flow from operations. This measure has no standardized meaning and the Company has utilized an adapted version of the guidance released by the World Gold Council, the market development organization for the gold industry. The World Gold Council is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements.

All-in sustaining costs include total cash costs incurred at the Company’s mining operation, sustaining capital expenditures, corporate administrative expense, exploration and evaluations costs, and reclamation and closure accretion. The Company believes that this non-GAAP measure represents the total costs of producing silver and gold from its operation, and provides additional information of the Company’s operational performance and ability to generate cash flows to support future capital investments and to sustain future production.

Consolidated cash provided by operating activities before changes in working capital per share and consolidated net cash provided by operating activities per share

Consolidated cash provided by operating activities before changes in working capital represents the cash flows generated by operating activities after adjusting for interest expense, income tax expense and financing fees as well as items not involving cash. Consolidated net cash provided by operating activities represents the cash flows generating by operating activities after changes in working capital and income taxes paid. Management believes that the presentation of these additional GAAP measures on a per share basis (non-GAAP measure) provides useful information to investors to evaluate the Company’s ability to generate cash flows from its mining operations.

These non-GAAP financial measures may be calculated differently by other companies depending on the underlying accounting principles and policies applied.

For additional information regarding these non-GAAP measures (including reconciliations to IFRS measures and by-product credit calculations, as applicable), see Tahoe’s management’s discussion and analysis for the three months ended March 31, 2017 available at www.tahoeresources.com and on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intend", "continue", "budget", "estimate", "may", "will", "schedule" and similar expressions or statements identify forward-looking statements. Forward-looking statements include, but are not limited to, statements related to the following: the 2017, 2018 and 2019 operations outlook and production guidance, including estimates related to gold and silver Mineral Reserves and Mineral Resources; production (including growing gold production to over half a million ounces in 2019 and to over 550,000 in 2020 through expansion of the Shahuindo mine to a capacity of 36,000 tpd in the second half of 2018 and through completion of the BC Shaft Project around the middle of 2018); total cash cost per ounce, all-in sustaining cost per ounce, capital expenditures, corporate general and administration expenses and exploration expenses; the expected working capital requirements; the expected depreciation and depletion rates; exploration and review of prospective mineral acquisitions; changes in Guatemalan, Peruvian and Canadian mining laws and regulations; changes to the tax and royalty rates in Guatemala, Peru and Canada; the timing and results of court proceedings; the anticipated timing of updated Mineral Resource and Mineral Reserve estimates; the anticipated timing of completion of the PEA for the La Arena Phase II and Fenn-Gib projects; the timing of completion of the BC Shaft Project; the cost and timing of sustaining capital projects; the expectation of meeting production targets; the timing of the receipt of permits at Shahuindo; the timing and cost of the design, procurement, and construction of the crushing and agglomeration circuit at Shahuindo, including the expected timeline for achieving 80% recovery for agglomerated ore; the expectation that changes to the crushing and agglomeration circuit will result in slightly lower capital and operating costs at Shahuindo; and the expected commissioning of the complete pump station at Escobal in Q2 2017.

Forward-looking statements are based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s performance and ability to implement operational improvements at the Escobal, La Arena, Shahuindo and Timmins mines; the Company’s ability to carry on exploration and development activities, including land acquisition and construction; the timely receipt of permits and other approvals; the successful outcomes of consultations with First Nations; the price of silver, gold and other metals; prices for key mining supplies, including labor costs and consumables, remaining consistent with the Company’s current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar, Guatemalan quetzal, Peruvian sol and the USD remaining consistent with current levels; and the Company’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to: the fluctuation of the price of silver, gold and other metals; changes in national and local government legislation, taxation and controls or regulations; social unrest, and political or economic instability in the jurisdictions in which the Company operates; the availability of additional funding as and when required; the speculative nature of mineral exploration and development; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; the uncertainty in the estimation of Mineral Resources and Mineral Reserves; the uncertainty in geologic, hydrological, metallurgical and geotechnical studies and opinions; infrastructure risks, including access to water and power; drought and other environmental conditions outside the Company’s control; the impact of inflation; changes in the administration of governmental regulation, policies and practices; environmental risks and hazards; insurance and uninsured risks; land title risks; risks associated with illegal mining activities by unauthorized individuals on the Company’s mining or exploration properties; risks associated with competition; risks associated with currency fluctuations; contractor, labor and employment risks; dependence on key management personnel and executives; the timing and possible outcome of pending or threatened litigation; the risk of unanticipated litigation; risks associated with cyber security; risks associated with the repatriation of earnings; risks associated with negative operating cash flow; risks associated with the Company’s hedging policies; risks associated with dilution; and risks associated with effecting service of process and enforcing judgments. For a further discussion of risks relevant to the Company, see the Company’s AIF under the heading “Description of Our Business – Risk Factors”, available on SEDAR at www.sedar.com.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except as, and to the extent required by, applicable securities laws. For a more detailed discussion of risks and uncertainties affecting the Company, see the most recent AIF and other regulatory filings with the Canadian Securities Administrators, which are available on SEDAR under the Company’s issuer profile at www.sedar.com.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL RESULTS

Selected quarterly consolidated financial information from continuing operations for the most recent five quarters is as follows:

	Q1	Q4	Q3	Q2		Q1
	2017	2016	2016	2016	(5)	2016	(1)
Metal Sold
Silver (000’s ozs)	5,561	4,496	4,800	5,212		4,563
Gold (000’s ozs)	115.9	100.7	108.8	98.1		50.6
Lead (000’s t)	2.2	2.3	1.9	2.4		2.4
Zinc (000’s t)	2.8	2.8	2.7	3.5		3.3
Realized Price
Silver in concentrate
(per oz)	$19.22	$14.45	$20.64	$18.95		$15.92
Gold in doré
(per oz)	$1,201	$1,197	$1,321	$1,255		$1,166
Lead (per t)	$2,588	$2,036	$2,204	$1,779		$1,590
Zinc (per t)	$2,960	$2,872	$2,513	$2,237		$1,875
LBMA/LME Price(2)
Silver (per oz)	$17.42	$17.19	$19.61	$16.78		$14.85
Gold (per oz)	$1,219	$1,220	$1,335	$1,259		$1,181
Lead (per t)	$2,278	$2,149	$1,873	$1,719		$1,744
Zinc (per t)	$2,780	$2,517	$2,255	$1,918		$1,679
Revenues(5)	$251,046	$189,398	$234,721	$228,251		$132,133
Total operating costs	$146,878	$141,552	$123,084	$138,220		$77,522
Earnings from operations	$90,332	$31,466	$99,425	$65,022		$46,355
Earnings(6)	$74,697	$315	$63,011	$16,742		$37,808
Earnings per common share
Basic	$0.24	$0.00	$0.20	$0.05		$0.17
Diluted	$0.24	$0.00	$0.20	$0.05		$0.17
Adjusted earnings(3)	$75,069	$18,415	$65,657	$57,873		$35,489
Adjusted earnings per Common Share(3)
Basic	$0.24	$0.06	$0.21	$0.19		$0.16
Diluted	$0.24	$0.06	$0.21	$0.19		$0.16
Dividends paid	$18,695	$18,672	$18,654	$18,419		$13,657
Cash flow provided by operating activities before changes in working capital	$132,851	$74,669	$125,987	$115,951		$69,319
Net cash flow provided by operating activities	$78,575	$107,021	$78,679	$37,678		$25,293
Cash and cash equivalents	$175,397	$163,368	$142,426	$151,707		$90,790
	3,092,94		3,033,21	2,981,74		2,005,86
Total assets	$2	$3,071,253	$8	$0		$0
Total non-current liabilities	$340,202	$348,663	$276,180	$269,984		$194,679
Costs per silver/gold ounce produced
Total cash costs net of by-product credits(3)	$5.72/ 574	$6.48/ 594	$6.50/ 625	$6.07/ 647		$4.51/ 638
All-in sustaining costs per ounce net of by- product credits(3)(4)	$8.11/ 860	$9.76/ 945	$8.68/ 974	$8.16/ 973		$5.97/ 825

(1)	Comparative Q1 2016 and prior quarter numbers exclude operational and financial information from the Timmins mines.
(2)	London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices for each quarter presented.
(3)	Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A.
(4)

All-in sustaining costs net of by-product credits per gold ounce produced for Q1 2016, Q2 2016 and Q3 2016 exclude the impact of $0.7 million, $10.3 million and $0.1 million, respectively, in transaction costs related to the acquisition of Lake Shore Gold.

(5)

Commercial production at Shahuindo was declared on May 1, 2016. Revenues presented are generated from the sale of gold ounces in doré beginning May 1, 2016. Pre-commercial production revenues at Shahuindo are considered pre-operating revenues and are credited against construction capital through April 30, 2016. Included in the 98.1 thousand gold ounces sold during Q2 2016, are 22.1 thousand gold ounces at Shahuindo which include one month of pre-commercial production ounces produced and sold (5.3 thousand ounces of gold in doré sold in the month of April 2016).

(6)

Earnings of $0.3 million for Q4 2016 were negatively impacted by the change in enacted tax rates in Peru, resulting in a charge of approximately $19.3 million to deferred income tax expense. Refer to the Company’s adjusted earnings described and calculated in the “Non-GAAP Financial Measures” section of this MD&A.

(7)	Numbers may not calculate due to rounding.